EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of KALA Bio, Inc.

EXECUTED this 1st day of October, 2025.

SR ONE CAPITAL FUND II AGGREGATOR, LP

By: SR ONE CAPITAL PARTNERS II, LP

By: SR ONE CAPITAL MANAGEMENT, LLC

By:_____*_____
Simeon George, M.D.
Managing Member

SR ONE CAPITAL PARTNERS II, LP

By: SR ONE CAPITAL MANAGEMENT, LLC

By:_____*_____
Simeon George, M.D.
Managing Member

SR ONE CAPITAL MANAGEMENT, LLC

By:_____*_____
    Simeon George, M.D.
    Managing Member

_____*_____
Simeon George, M.D.

*/s/ Sasha Keough_____
Sasha Keough
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Sasha Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 3.